February 6, 1998



Mr. William B. Hewitt
President & CEO
The Union Corporation
211 King Street, Suite 100
Charleston, South Carolina  29401

Dear Bill:

The purpose of this letter is to outline the mutual understandings we have developed regarding your ongoing association with OSI.

o You will join the OSI Board of Directors as the non-executive Vice Chairman. You will receive the standard non-employee Board member compensation, which will consist of $2,000 per meeting and participation in the Director's option plan. This plan will provide you options for 3,000 shares of OSI stock at an exercise price of $50. These shares will time-vest over three years.

o We will engage you as a consultant to OSI with your primary responsibility to assist in growing the outsourcing business of OSI. The terms of this consulting agreement will be as follows:

    - The initial term of the agreement will be for one year, effective January 26, 1998. The expectation is that you will devote approximately 80% of normal working hours to OSI activities. Renewal terms will be at the mutual consent of OSI and you. Compensation will be at the rate of $5,000 per day, or approximately $1.0 million at the 80% time assumption.

    - You will have the opportunity to participate in the OSI stock option program with an initial grant of 10,000 options at an exercise price of $50. Vesting of these shares are subject to various performance and liquidity criteria which will be outlined in the option agreement.

Bill, I think this outlines the general areas that have been agreed to. Obviously, the option programs and consulting agreement will be given to you for final review and signing. I sincerely look forward to working with you and gaining your help in continuing to build OSI into a great company.

Sincerely,

/s/ Tim Beffa

Tim Beffa

TGB/sw